

Mail Stop 4546

December 27, 2016

Via E-mail
Mr. Michael Kalb
Chief Financial Officer
Amarin Corporation plc
2 Pembroke House
Upper Pembroke Street 28-32
Dublin 2, Ireland

**Re:** **Amarin Corporation plc**
**Form 10-K for the fiscal year ended December 31, 2015**
**Filed February 25, 2016**
**File No. 0-21392**

Dear Mr. Kalb:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis
Research and Development Expense, page 81

1.  The disclosure states R&D expense includes annual FDA fees for maintaining manufacturing sites and legal costs.  Please explain to us how these expenses meet the definitions of research or development in ASC 730-10-20 or otherwise comply with ASC 730-10-25 for classifying as R&D expense. Separately tell us the amount of these expenses incurred in each of the last three years and for the nine months ended September 30, 2016.

Notes to Consolidated Financial Statements
Note 17: Development, Commercialization and Supply Agreement, page F-43

2. In the second paragraph on page F-44 you indicate that you are entitled to receive up to $154.0 million in regulatory and sales-based milestone payments under your DCS Agreement with Eddingpharm (Asia) Macao Commercial Offshore Limited. At the top of page 6 you disclose that you are also entitled to receive development milestones. Please reconcile this difference for us and represent to us that you will correct this inconsistency in future filings. In addition, tell us your consideration for disclosing each milestone and its related consideration as required by ASC 605-28-50-2b.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 or Mark Brunhofer, Senior Accountant at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance